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SEC 09059575 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65263

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Equity Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10805 Sunset Office Drive Ste. 300
(No. and Street)

Saint Louis, MO 63127
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John D. Denando
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian Toennies & Associates, PC
(Name – *if individual, state last, first, middle name*)

9730 E Watson Road, Ste. 100 Saint Louis, MO 63126
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section MAR 24 2009 Washington, DC 100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John D. Denando, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Equity Management, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAIGE JENSEN
Notary Public - Notary Seal
STATE OF MISSOURI
Commission for St. Louis County
My Commission Expires Feb. 10, 2011
Commission #07391113

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINNACLE EQUITY MANAGEMENT, INC.

FINANCIAL STATEMENTS

December 31, 2008

CONTENTS

****

****

*****

***

*

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

Board of Directors
Pinnacle Equity Management, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Pinnacle Equity Management, Inc. as of December 31, 2008 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Equity Management, Inc. as of December 31 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brian G. Toennies & Associates

Brian G. Toennies & Associates
February 20, 2009

PINNACLE EQUITY MANAGEMENT, INC
BALANCE SHEET
December 31, 2008

ASSETS

CURRENT ASSETS:	
Cash and Cash Equivalents	$125,164
Commissions Receivable	52,059
Securities - Available for Sale	9,252
Total Current Assets	186,475
PROPERTY AND EQUIPMENTS:	
Equipment	29,989
Less: Accumulated Amortization	(29,706)
Net Property Plant and Equipment	283
OTHER ASSETS:	
Computer Software Costs	8,042
Less: Accumulated Amortization	(8,042)
Cash Surrender Value of Insurance	0
Total Other Assets	0
TOTAL ASSETS	$186,758

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts Payable	$8,049
Other Accrued Liabilities	0
Accrued Income Taxes	0
Payroll Taxes Payable	288
Total Current Liabilities	8,337
DEFERRED INCOME TAXES	0
Total Liabilities	8,337
STOCKHOLDER'S EQUITY:	
Capital Stock:	
Authorized: 30,000 Shares, Par Value $1 Per Share	
Issued and Outstanding: 5000 Shares	5,000
Retained Earnings	133,546
Accumulated Other Comprehensive Income	39,875
Total Stockholder's Equity	178,421
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$186,758

The accompanying notes are an integral part of the financial statements.

PINNACLE EQUITY MANAGEMENT, INC
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
For the Year Ended December 31, 2008

REVENUE:	
Commission and Fee Income	$318,123
OPERATING EXPENSES:	
Accounting and Legal Fees	2,512
Advertising Expense	2,244
Business Meetings	2,944
Computer Supplies and Expense	2,234
Gifts	176
Insurance	4,454
License and Registrations	3,525
Mailing Costs	218
Medical Expenses	10,778
Miscellaneous Expenses	2,026
Office Rent	4,639
Office Supplies	1,141
Payroll Taxes	12,584
Taxes & Licenses	85
Professional Dues and Literature	842
Quote/ Clearing Costs	485
Retirement Plans	41,250
Salaries and Wages	165,000
Solicitors Expenses	53,596
Telephone	4,124
Travel and Entertainment	2,318
Total Operating Expenses	317,175
INCOME (LOSS) FROM OPERATIONS	948
OTHER REVENUE (EXPENSE):	
Miscellaneous Income	0
Interest Income	1,401
	1,401
NET INCOME (LOSS) BEFORE INCOME TAXES	2,349
Provision for Income (Taxes) Benefit - Current	0
Provision for Income (Taxes) Benefit - Deferred	0
NET INCOME (LOSS)	2,349
OTHER COMPREHENSIVE INCOME:	
Unrealized Gain (Loss) on Security	(8,209)
COMPREHENSIVE INCOME (LOSS)	($5,860)

The accompanying notes are an integral part of the financial statements.

PINNACLE EQUITY MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2008

	Common Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
BALANCE, BEGINNING OF YEAR	$5,000	$131,197	$48,084	$184,281
Comprehensive Income:				
Net Income (Loss)	0	2,349	0	2,349
Unrealized Loss on Securities	0	0	(8,209)	(8,209)
RETAINED EARNINGS, END OF YEAR	$5,000	$133,546	$39,875	$178,421

The accompanying notes are an integral part of the financial statements.

PINNACLE EQUITY MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$2,349
Adjustments to reconcile net income (loss)	
to net cash from operations:	
Depreciation and Amortization	0
Deferred Income Tax	0
(Increase) Decrease in Commissions Receivable	7,879
(Increase) Decrease in Securities-Available for Sale	126,169
Increase (Decrease) in Accounts Payable	(2,684)
Increase (Decrease) in Reserve for Unrealized Gain/Loss	(8,209)
Increase (Decrease) in Accrued Expenses	(627)
Net Cash Provided By (Used In) Operations	124,877
NET CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Fixed Assets	
Net Cash Provided By (Used In) Investing Activities	0
NET INCREASE (DECREASE) IN CASH	124,877
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	287
CASH AND CASH EQUIVALENTS AT END OF YEAR	$125,164
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash Paid for Interest	$0
Cash Paid for Taxes	$0

The accompanying notes are an integral part of the financial statements.

PINNACLE EQUITY MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Pinnacle Equity Management, Inc. is a Missouri Corporation. The Company registered with the Securities and Exchange Commission in 2002 to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership in July 2002. The Company operates its business as both a broker/dealer of securities, registered investment advisor and agent for insurance policies.

Accounting Method

Accounting Method-The Company's books are maintained on the accrual basis of accounting for financial statement reporting.

Adoption of SFAS No. 130

The Company adopted SFAS No. 130, Reporting Comprehensive Income.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and Equipment

Property and equipment is stated at cost, maintenance and repairs are charged to operations. Depreciation expense is calculated on an accelerated basis over the respective assets' remaining useful lives, which are as follows:

Office Equipment 5-7 years	5-7 Years
Software 3 years	3 Years

Depreciation and amortization expense was $0 for the year ended December 31, 2008.

Commissions Receivable

Commissions receivable represent investment fees due for the quarter ended December 31, 2008 and commissions due on investments made during the year. No allowance has been provided on commissions receivable because management believes all amounts are collectible.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2-RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession of control requirement under Rule 15c3-3.

NOTE 3-MINUMUM CAPITAL

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000 in 2008. At December 31, 2008, the Company's net capital as defined by SEC Rule 15c3-1 was $125,237 in excess of minimum net capital required.

NOTE 4-SECURITIES

The Company invests in corporate stocks. At December 31, 2008 these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. Costs are determined on an average cost per share basis for determining realized gains or losses. At December 31, 2008 these securities had a fair value of $9,252 a cost of $3,071 and an unrealized gain of $6,181.

PINNACLE EQUITY MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE 5-PENSION AND PROFIT SHARING PLAN

The Company has a defined contribution pension plan for active employees. The Company contributes 10 percent of eligible participants' total compensation. Contributions charged to expense were $16,500 for the year ended December 31, 2008.

The Company also has in effect a profit haring plan covering all active employees. Contributions to the plan are discretionary and are determined by the Company's management. Contributions charged to expense were $24,750 for the year ended December 31, 2008.

To be eligible under both plans an employee must have attained age 21 and completed two years of service.

PINNACLE EQUITY MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
December 31, 2008

		2008
Total Ownership Equity from Statement of Financial Condition		$178,421
DEDUCTIONS:		
Total Non-Allowable Assets:		
Fixed Assets	282	
Commissions Receivable > 30 Days	44,011	44,293
Net Capital Before Haircuts on Securities Positions		134,128
HAIRCUTS ON SECURITIES:		
Trading and Investment Securities	0	
Money Market - 2%	3,891	3,891
NET CAPITAL		130,237
Less: Required Minimum Capital		(5,000)
NET CAPITAL EXCESS (SHORTAGE)		$125,237

The accompanying notes are an integral part of the financial statements.

PINNACLE EQUITY MANAGEMENT, INC
RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND THE UNAUDITED FOCUS REPORT
December 31, 2008

	2008
Total Ownership Equity from Statement of Financial Condition-Unaudited	$178,421
Adjustments: Increase (Decrease) Adjust Investment Funds Account	0
Total Increase (Decrease) in Ownership Equity	0
Total Ownership Equity from Statement of Financial Condition-Audited	178,421
Total Non-Allowable Assets-Audited	44,293
Net Capital Before Haircuts on Securities Positions	134,128
Haircuts on Securities:	
Trading and Investment Securities	0
Money Market - 2%	3,891
Net Capital	$130,237

Report on Material Inadequacies

No material inadequacies were found, nor were any reportable differences found in the reconciliation of the net capital per the audited financial statements and the unaudited FOCUS reports.